Exhibit (a)(11)

[OSI Letterhead]

April 6, 2010

Dear Colleagues,

I am writing to let you know that the Board has approved a “Change in Control Severance Plan” that would go into effect in the event of a Change in Control of the Company.  Plans such as this one are commonly adopted by target companies in takeover situations and are designed to ease some of your concerns in light of Astellas’ Offer and the Company’s ongoing process to explore the availability of a transaction that reflects the full intrinsic value of the Company.

You should not assume anything about the status of the ongoing process from the timing of this action, and as we’ve said before, no assurance can be given as to whether the process being conducted by OSI will result in any transaction.  The Plan is the result of some thoughtful hard work on your behalf over the last several weeks and reflects the Board’s concern that we take steps to alleviate some of the uncertainty caused by these events.

The program that the Board has adopted would only go into effect if a Change in Control of the Company occurs.  The Plan is intended to provide a measure of economic security for you and to help us maintain a stable work environment so that we can all focus on “Shaping Medicine and Changing Lives” by executing on our key goals and objectives in order to bring our innovative portfolio and pipeline of new medicines to the cancer and diabetes and obesity patients who need them.

Due to the differences in governing law and some health and pension related benefits, we have adopted two plans – one for eligible US employees and one for eligible UK employees.  Attached are a summary presentation and a Q&A document that explain this Plan in more detail.  If you have any questions about this program please feel free to speak to Linda Amper or Barbara Wood.

If you receive any questions about this announcement from the media or other outside parties, consistent with company policy, please forward them to Kathy Galante at KGalante@osip.com or 631-962-2043.

On behalf of our Board and management team, I want to thank each and every one of you for your continued hard work and dedication to OSI.

Sincerely,

Colin Goddard, Ph.D.
Chief Executive Officer

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of any stockholder of OSI Pharmaceuticals, Inc. (“OSI”).

In connection with the unsolicited tender offer commenced by Astellas, OSI has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (as amended, the “Schedule 14D-9”).  STOCKHOLDERS OF OSI ARE URGED TO READ THE SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Stockholders may obtain a free copy of the Schedule 14D-9 and other documents filed by OSI with the SEC through the website maintained by the SEC at http://www.sec.gov.  Stockholders may also obtain, without charge, a copy of the Schedule 14D-9 from MacKenzie Partners, Inc., OSI’s information agent, by calling 800-322-2885 toll free or by calling 212-929-5500 or by emailing osipharma@mackenziepartners.com.